Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

September 14, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 68,427,401

WESTERN WIND TO FORWARD THE BEST OFFER TO ITS SHAREHOLDERS

Vancouver, BC – September 14, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) announces that Western Wind, together with Rothschild and PI Financial Corp., are committed to a methodical and focused sales process. With over 50 parties reviewing materials, and 16 parties into the process, we expect a robust forum within a level playing field. The buying parties are comfortable with the current board’s expertise and detailed knowledge of the Company’s assets. Unlike the dissident board whom personally own no shares of Western Wind, the current Board is motivated by making the right choices as our 14-year history with the shareholders and our large share position is aligned in the right direction. The Board will take the highest credible offer, and forward the best offer for full approval to the shareholders. The highest bid will not be denied.

Western Wind also reports that it has commenced legal actions in both Canada and the United States against the dissident Savitr Capital, LLC in response to what Western Wind believes are misleading statements and misuse of its registered trademark that may affect the voting process.

Western Wind is pleased by the recommendation made by Glass, Lewis and Co., the world’s largest truly independent proxy advisory firm, to have the shareholders vote for the current board. The May 10, 2012 edition of the Financial Post discusses how the United States Securities and Exchange Commission is concerned about and questions the independence of firms such as ISS that offer other services to institutional clients.

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Voting Instructions

Western Wind urges shareholders to support the current Board of Directors and the sale process currently underway. Vote only the YELLOW proxy and ensure Western Wind receives it prior to Friday, September 21, 2012 at 10:00 a.m. (Vancouver Time). Please do not vote using the dissident proxy. Western Wind’s letters to shareholders, management information circular and other proxy materials can be found on Western Wind’s website: www.westernwindenergy.com. Please check the website regularly for current information regarding the sale process and the shareholder meeting.

If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete legal action against the dissident. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to commence legal action against the dissident. Factors that may cause results to vary from anticipations include the risk that the Company is not able to pursue legal action against the dissident. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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